SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Public Company
CNPJ/ MF # 60.643.228/0001-21
NIRE 35.300.022.807

Extraordinary Shareholders’ Meeting - Convocation Announcement

The shareholders of Votorantim Celulose e Papel S.A. are invited to attend a Extraordinary Shareholders Meeting , to be held on August 29th , 2008 10:30 AM at the Company’s headquarters, located at Alameda Santos, 1357 6th floor, São Paulo, to deliberate the following subjects that constitute the meeting’s agenda :

(a)
Examine, discuss and deliberate regarding the spin-off of Ripasa S.A. Celulose ePapel ( “Ripasa”), with analysis of (a) proposal of the administration of theCompany; ( b) ratification of the contracting of the specialized firm retained toelaborate the appraisal report of Ripasa; (c) the appraisal report referred to initem (b) and ; (d) Instrument of protocol and justification (“Protocol”);

(b)
Examine, discuss and deliberate regarding the alteration of article 5 of the By -Law to adjust the quantity of preferred shares that comprise the total capitalstock after the cancelation of “Remaining VCP shares” acquired from the excontrollingshareholding group of Ripasa, and

(c)
Examine, discuss and deliberate regarding the resignation of a alternativemember of the Fiscal Committee and election of a alternative member to theFiscal Committee.The Manual for Participation at the Shareholders Meeting is available to theinterested shareholders at the Company’s website ( www. vcp.com.br)All relevant documents are available for examination by the interestedshareholders’ at the Company’s headquarters. Shareholders or theirrepresentatives can attend the Extraordinary Shareholders’ Meeting bydelivering to the Company’s headquarters, until three business days prior to thedate of the meeting, the respective documents of commission and representation( art.27, §4th, of the By Laws).

São Paulo, August 14th ,2008.

Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 14, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer